SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

Howard A. Steinberg

c/o Steinberg Capital Management of Nevada, Inc.
2235 E. Flamingo Road, Suite 152

Las Vegas, Nevada 89119
(305) 710-5997

Brandon M. Steinberg

c/o Ballantyne Strong, Inc.

131 Plantation Ridge Drive, Suite 100

Mooresville, North Carolina 28117

(402) 829 9443

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Howard A. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 976,006*
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 981,006*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,001,006*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

*Includes shares of Common Stock held by trusts for the benefit of family members and options with respect to 10,000 shares of Common Stock held by Related Investment Group, LP.

CUSIP No. 058516105	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Joelle Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 119,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Brandon M. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,035
	8	SHARED VOTING POWER 95,606
	9	SOLE DISPOSITIVE POWER 1,035
	10	SHARED DISPOSITIVE POWER 95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 96,641
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Spencer Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 11,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Steinberg Capital Management of Nevada, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 625,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

*Includes options with respect to 10,000 shares of Common Stock held by Related Investment Group, LP.

CUSIP No. 058516105	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Steinberg Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 215,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Related Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 260,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 260,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 260,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

*Includes options with respect to 10,000 shares of Common Stock.

CUSIP No. 058516105	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Spirit Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 150,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 10 of 16 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 15, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company” or “Ballantyne Strong”). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Statement is filed by (i) Howard A. Steinberg, (ii) Joelle Steinberg, (iii) Brandon M. Steinberg, (iv) Spencer Steinberg, (v) Steinberg Capital Management of Nevada, Inc. (“SCMN”), a Nevada corporation, (vi) Steinberg Family Limited Partnership, a Nevada limited partnership, (vii) Related Investment Group, LP, a Nevada limited partnership, and (viii) Spirit Investment Group, LP, a Nevada limited partnership.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of SCMN is serving as the general partner of private family investment funds. SCMN is the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, the principal business of each of which is to serve as a family investment partnership. Mr. Howard Steinberg’s principal occupation is serving as the President of SCMN. Ms. Steinberg’s principal occupation is serving as Secretary and Treasurer of SCMN. Mr. Brandon Steinberg’s principal occupation is serving as Financial Analyst of Ballantyne Strong. Mr. Brandon Steinberg also serves as Director and Vice President of SCMN. Mr. Spencer Steinberg’s principal occupation is serving as a private investor. Messrs. Howard Steinberg, Brandon Steinberg and Spencer Steinberg and Ms. Steinberg are U.S. citizens.

The Company reports that it is a holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets. The Company also reports that it and its wholly owned subsidiaries design, integrate, and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

The principal business address of SCMN, Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP is 2235 E. Flamingo Road, Suite 152, Las Vegas, Nevada 89119. The principal business address of Mr. Howard Steinberg, Ms. Joelle Steinberg and Mr. Spencer Steinberg is 16441 NE 31 Avenue, North Miami Beach, Florida 33160. Mr. Brandon Steinberg’s principal business address is c/o Ballantyne Strong, Inc., 131 Plantation Ridge Drive, Suite 100, Mooresville, NC 28117.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 058516105	13D	Page 11 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $4,926,964 (including options with respect to shares of Common Stock). The source of funds for the shares of Common Stock held by Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP was their working capital. In addition, Related Investment Group, LP has purchased in the open market options that carry the right to acquire 10,000 shares of Common Stock with an exercise price of $5.00 per share. The source of funds for the shares of Common Stock held by Mr. Howard Steinberg and Ms. Joelle Steinberg, directly as tenants in the entirety or through IRAs, was their personal funds. The source of funds for the shares held in family trusts for which Mr. Howard Steinberg is a beneficial owner is the working capital of such trusts. The source of funds for the shares of Common Stock held by Mr. Brandon Steinberg, directly or through an IRA or 401(k) account, was his personal funds. The source of funds for the shares of Common Stock held by Mr. Spencer Steinberg directly was his personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 1,002,041 shares of Common Stock, which represents approximately 7.0% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons beneficially owns the number of shares of Common Stock set forth in the applicable table set forth on the cover page to this Statement. Mr. Howard Steinberg and Ms. Joelle Steinberg hold shares of Common Stock directly as tenants in the entirety and through IRAs. Mr. Brandon Steinberg holds shares of Common Stock directly and through an IRA and 401(k) account. Mr. Howard Steinberg beneficially owns shares held by Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP through his position as President of SCMN, the general partner of such limited partnerships, which includes call options with respect to 10,000 shares of Common Stock held by Related Investment Group, LP. Mr. Howard Steinberg also beneficially owns shares of Common Stock held in Ms. Joelle Steinberg’s IRA, over which he has voting and dispositive power, shares of Common Stock held in Mr. Brandon Steinberg’s direct account and IRA, over which he has voting and dispositive power, shares of Common Stock held in Mr. Spencer Steinberg’s direct account, over which he has voting and dispositive power, and shares of Common Stock held by family trusts for which he has voting and/or dispositive power. SCMN, as the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, may be deemed to be the beneficial owner of the shares of Common Stock held by such limited partnerships.

CUSIP No. 058516105	13D	Page 12 of 16 Pages

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,252,595 shares of Common Stock reported by the Company as outstanding as of May 23, 2017 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 24, 2017.

(b)       Mr. Howard Steinberg has sole voting and dispositive power over shares of Common Stock held by him in an IRA and shared voting and/or dispositive power over shares held in trusts for the benefit of family members. Mr. Howard Steinberg has shared voting and dispositive power over the shares held by each of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP with such limited partnerships and their general partner as the President of such general partner. Mr. Howard Steinberg and Ms. Joelle Steinberg have shared voting and dispositive power over the shares held by them as tenants in the entirety and in Ms. Steinberg’s IRA, over which Mr. Howard Steinberg has voting and dispositive authority. Mr. Howard Steinberg and Mr. Brandon Steinberg have shared voting and dispositive power over shares of Common Stock held by Mr. Brandon Steinberg directly and through an IRA, over both of which Mr. Howard Steinberg has voting and dispositive authority. Mr. Howard Steinberg and Mr. Spencer Steinberg have shared voting and dispositive power over shares of Common Stock held by Mr. Spencer Steinberg directly, over which Mr. Howard Steinberg has voting and dispositive authority. Mr. Brandon Steinberg has sole voting and dispositive power over the shares held in his 401(k) account.

(c)       The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 10, 2016, Related Investment Group, LP purchased in the open market options that carry the right to acquire 10,000 shares of Common Stock with an exercise price of $5.00 per share.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: June 6, 2017

CUSIP No. 058516105	13D	Page 13 of 16 Pages

/s/ Howard A. Steinberg
HOWARD A. STEINBERG

/s/ Joelle Steinberg
JOELLE STEINBERG

/s/ Brandon M. Steinberg
BRANDON M. STEINBERG

/s/ Spencer Steinberg
SPENCER STEINBERG

STEINBERG CAPITAL MANAGEMENT OF NEVADA, INC.
/s/ Howard A. Steinberg
Howard A. Steinberg
President

STEINBERG FAMILY LIMITED PARTNERSHIP,
by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

RELATED INVESTMENT GROUP, LP,
by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

SPIRIT INVESTMENT GROUP, LP,
by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

CUSIP No. 058516105	13D	Page 14 of 16 Pages

Schedule A

Transactions by the Reporting Persons during the last 60 days:

Steinberg Family Limited Partnership:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
6/5/2017	1,000	$6.7398
6/5/2017	900	$6.6300
6/5/2017	100	$6.7450
6/5/2017	1,500	$6.6855
6/5/2017	1,500	$6.7424
6/5/2017	2,000	$6.7222
6/1/2017	1,000	$6.6395
6/1/2017	500	$6.424
6/1/2017	1,300	$6.57
6/1/2017	200	$6.65
6/1/2017	73	$6.55
6/1/2017	158	$6.55
6/1/2017	1,000	$6.55
6/1/2017	1,000	$6.55
6/1/2017	2,600	$6.55
6/1/2017	169	$6.55

Related Investment Group, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
5/31/2017	20,000	$6.6119
5/30/2017	35,000	$6.3887
5/30/2017	148	$6.19
5/30/2017	490	$6.10
5/30/2017	2,862	$6.0997
5/30/2017	5,000	$6.10

CUSIP No. 058516105	13D	Page 15 of 16 Pages

Philip Steinberg Marital Trust UAD 04/25/1984:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
5/30/2017	1,000	$6.6375
5/30/2017	798	$6.6425
5/30/2017	601	$6.5680
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	1,000	$6.507
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	1	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45
5/30/2017	100	$6.45

2008 Irrevocable Trust FBO Philip David Steinberg U/A DTD 01/23/2008:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
5/30/2017	1,000	$6.07

Brandon M. Steinberg:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
6/1/2017	501	$6.50
6/1/2017	100	$6.50
6/1/2017	100	$6.50
6/1/2017	100	$6.50
6/1/2017	100	$6.50
6/1/2017	100	$6.50
5/30/2017	700	$6.1455
5/30/2017	100	$6.147
5/30/2017	5,000	$6.1461
5/30/2017	200	$6.1499
5/30/2017	4,000	$6.099

Brandon M. Steinberg 401(k) Account:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
5/30/2017	1,035	$6.00

CUSIP No. 058516105	13D	Page 16 of 16 Pages

Spencer Steinberg:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
5/30/2017	400	$6.4125
5/26/2017	982	$6.065
5/16/2017	100	$5.90
5/16/2017	100	$5.90
5/16/2017	100	$5.90
5/12/2017	50	$6.00
5/12/2017	100	$6.00
5/12/2017	100	$6.00
5/10/2017	200	$6.25
5/10/2017	100	$6.25
5/10/2017	100	$6.25
5/5/2017	400	$6.25
5/4/2017	1	$6.25
5/4/2017	2	$6.25
5/4/2017	2	$6.25